February 24, 2006

Securities and Exchange Commission
Washington, DC 20549

Application for withdrawal of Form SB-2 Registration Statement, File No. 333-130803, filed on December 30, 2005 (the "Registration Statement")

Ladies and Gentlemen:

Global Food Technologies, Inc. (the "Company") hereby applies for withdrawal of the Registration Statement under Rule 477 of the Securities Act. No securities have been sold in connection with the offering contemplated by the Registration Statement.

The Company requires additional capital to continue the development of its technology and business and believes that attempting to raise such funds through a private offering would be less costly and faster than proceeding with plans for a public offering under the Registration Statement, including making necessary revisions to the Registration Statement to comply with the applicable form.

Accordingly, the Company hereby applies for withdrawal of the Registration Statement, following which the Company may undertake a private offering in reliance on §230.155(c) under the Securities Act. The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

GLOBAL FOOD TECHNOLOGIES, INC.

By: /s/ Keith D Meeks
Keith D. Meeks, President and CEO